UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Board of Directors (the "Board") of VinFast Auto Ltd., a Singaporean private limited company (“VinFast” or the "Company") set the date for its 2025 Annual General Meeting of Shareholders to be on June 26, 2025 at 9:00 p.m. (Singapore Time) / 9 a.m. (Eastern Standard Time) (the “Annual General Meeting”).

The record date for determining shareholders entitled to notice of, and to vote at, the Annual General Meeting is the close of business on May 8, 2025.

In connection with the Annual General Meeting, VinFast will mail, on or about May 16, 2025, to its shareholders a proxy card, a notice of the Annual General Meeting, and, for the Company’s registered shareholders only, a proxy form, all of which are attached hereto as Exhibits 99.1, 99.2, and 99.3 respectively. Those documents will contain information on how to electronically access: (i) the proxy statement, attached hereto as Exhibits 99.4; (ii) the Company’s annual report; and (iii) once it is available, the Audited Financial Statements (which are audited and reported on based on the Singapore Financial Reporting Standards (International) as required under the Companies Act 1967 of Singapore) for the financial year ended December 31, 2024, together with the Auditor's Report thereon.

The proxy card, attached as Exhibit 99.1 to this Report on Form 6-K, is to be completed according to the instructions set forth in the proxy statement. Holders of VinFast’s shares should review the instructions set forth in the proxy statement in order to vote their VinFast shares at the Annual General Meeting.

EXHIBIT INDEX

Exhibits

99.1	Proxy Card for VinFast Auto Ltd.
99.2	Notice of Annual General Meeting of Shareholders
99.3	Proxy Form for registered shareholders related to the Annual Meeting
99.4	Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: May 16, 2025	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director